

Mail Stop 4720

August 18, 2016

Ms. Marcy D. Mutch
Executive Vice President and
Chief Financial Officer
First Interstate BancSystem, Inc.
401 North 31st Street
Billings, MT 59116

> **Re:     First Interstate BancSystem, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed March 1, 2016**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 4, 2016**
> **File No. 001-34653**

Dear Ms. Mutch:

We have reviewed your filing and have the following comment.  In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond.  If you do not believe our comment apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

<u>Definitive Proxy Statement on Schedule 14A</u>

<u>Short-Term Incentives, page 28</u>

1. We note your disclosure on page 28 that short-term incentives were "based on individual performance and Company performance," and that you achieved a weighted average payout of 69.51% for your named executive officers.  It is unclear how this achievement, mixed with individual performance resulted in the payments disclosed on page 29.

   Please describe what percentage of short-term incentives each named executive officer earns as a result of your performance in the identified metrics and what portion is earned through individual performance.  Also please describe the factors your compensation committee considers when determining the amount of each of your named executive officers' individual performance. See Items 402(b)(2)(vi) and (vi) of Regulation S-K.

Marcy D. Mutch
First Interstate BancSystem, Inc.
August 18, 2016
Page 2

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Eric Envall, Staff Attorney at (202) 551-3234 or me at (202) 551-3434 with any questions.

Sincerely,

/s/ Michael Clampitt

Michael Clampitt
Senior Counsel
Office of Financial Services